Exhibit 12.1
Marsh & McLennan Companies, Inc. and Subsidiaries
Ratio of Earnings to Fixed Charges
(In millions, except ratios)

	Three
	Months
	Ended
	March 31,
	2006	Years Ended December 31,
	(unaudited)	2005	2004	2003	2002	2001

Earnings
Income before income taxes and minority interest	$336	$571	$402	$2,287	$2,095	$1,566

Interest expense	78	332	219	185	160	196

Portion of rents representative of the interest factor	41	157	162	150	128	119

	$455	$1,060	$783	$2,622	$2,383	$1,881

Fixed Charges
Interest expense	$78	$332	$219	$185	$160	$196

Portion of rents representative of the interest factor	41	157	162	150	128	119

	$119	$489	$381	$335	$288	$315

Ratio of Earnings to Fixed Charges	3.8	2.2	2.1	7.8	8.3	6.0